Exhibit 99.1

AutoNavi Holdings Limited Reports Third Quarter 2013 Results

BEIJING, November 19, 2013 — AutoNavi Holdings Limited (“AutoNavi” or the “Company”) (NASDAQ: AMAP), a leading provider of digital map content and navigation and location-based solutions in China, today announced its unaudited financial results for the third quarter ended September 30, 2013.

Third Quarter 2013 Operational Highlights

•                      Mobile Platform Active Users

•                      Monthly active users of AutoNavi’s free mobile map applications grew 72% year-over-year, and 23% quarter-over-quarter, to approximately 77 million as of the end of the third quarter of 2013.

•                      Monthly active users of AutoNavi’s premium navigation application grew 167% quarter-over-quarter to approximately 8 million as of the end of the third quarter of 2013.

•                      Mobile Platform User Base

•                      Users of AutoNavi’s free mobile map application grew to 171 million as of the end of the third quarter of 2013, compared to 85 million as of the end of the third quarter of 2012, and 137 million as of the end of second quarter of 2013.

•                      AutoNavi’s premium navigation application was downloaded and pre-loaded on approximately 83 million smartphones in the third quarter of 2013, compared to 70 million in the second quarter of 2013.

“We are seeing investment returns in terms of mobile user adoption and increased mobile traffic,” said Mr. Congwu Cheng, chairman and chief executive officer of AutoNavi. “In the third quarter, we added a record high of 47 million new mobile users, while total monthly active users of our map and navigation apps grew 30%. Thanks to our strategic alliances with a number of Internet giants, we strengthened the position of AutoNavi Map as a key mobile gateway for location-based information and services. We deployed several product enhancements in the quarter, which are built on the important data-integration and platform improvements we made as part of our ongoing and deepening cooperation with our key partners. Looking ahead, we will remain forward-looking in our mobile transition and related investments, as we continue to expand the reach of our map and increase user stickiness.”

Third Quarter 2013 Results

Revenues

Total net revenues in the third quarter of 2013 were $37.7 million, compared to $40.2 million in the third quarter of 2012 and $38.2 million in the second quarter of 2013.

Automotive Navigation

Net revenues from the automotive navigation market in the third quarter of 2013 were $19.4 million, compared to $23.9 million in the third quarter of 2012 and $19.1 million in the second quarter of 2013. The year-over-year change was partially attributable to a decline in the number of copies of digital map data licensed for use with in-dash navigation systems, which resulted from one of the Company’s existing customers, BMW, shifting some of its newer car models to another map data provider.  The year-over-year results also reflect a drop in blended average selling prices (“ASP”), as the Company’s business began to include more mid-range automobiles with lower ASPs.

Mobile and Internet Location-based Solutions

The Company’s mobile and Internet location-based solutions business in the third quarter of 2013 reported $14.8 million in net revenues, compared to $11.1 million in the third quarter of 2012 and $14.7 million in the second quarter of 2013. The year-over-year increase was primarily due to the growth in revenues derived from the pre-installation of the Company’s premium navigation solutions on mobile phones, solutions to mobile operators and map API solutions.

Public Sector and Enterprise Applications

Net revenues from the public sector and enterprise applications market in the third quarter of 2013 were $3.5 million, compared to $4.4 million in the third quarter of 2012 and $3.9 million in the second quarter of 2013. The year-over-year change was primarily caused by a decline in aerial photogrammetry projects due to low visibility conditions in a number of geographic areas in China. The sequential decrease was a result of a decline in the number of 3-D modeling applications projects.

Cost of Revenues

Cost of revenues in the third quarter of 2013 was $11.7 million, compared to $11.4 million in the third quarter of 2012 and $12.0 million in the second quarter of 2013. The year-over-year increase was mainly due to an increase in salary and welfare benefits for employees directly involved in data collection and processing. The sequential decrease was largely attributed to a decrease in outsourced data production costs, and lower share-based compensation expenses in the third quarter of 2013. Non-GAAP cost of revenues, which exclude share-based compensation expenses, was $12.0 million in the third quarter of 2013, compared to $11.5 million in the third quarter of 2012 and $11.9 million in the second quarter of 2013.

Operating Expenses

Total operating expenses in the third quarter of 2013 were $38.2 million, compared to $20.0 million in the third quarter of 2012 and $26.2 million in the second quarter of 2013. Non-GAAP operating expenses, which exclude share-based compensation expenses, were $35.7 million, compared to $17.3 million in the third quarter of 2012 and $23.9 million in the second quarter of 2013.

Research and development (“R&D”) expenses were $16.9 million in the third quarter of 2013, compared to $9.3 million in the third quarter of 2012 and $12.3 million in the second quarter of 2013.  The increases were primarily due to higher salary and benefit expenses and an increase in outsourced development costs. The higher salary and benefit expenses reflected the Company’s ongoing commitment to attracting and retaining R&D talent. Non-GAAP R&D expenses, which exclude share-based compensation expenses, were $15.7 million in the third quarter of 2013, compared to $8.2 million in the third quarter of 2012 and $11.4 million in the second quarter of 2013.

Selling and marketing expenses were $14.9 million in the third quarter of 2013, compared to $5.9 million in the third quarter of 2012 and $8.5 million in the second quarter of 2013. The increases were primarily due to promotion and marketing expenses related to the Company’s mobile map application. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, were $14.3 million in the third quarter of 2013, compared to $5.0 million in the third quarter of 2012 and $7.9 million in the second quarter of 2013.

General and administrative expenses were $6.5 million in the third quarter of 2013, compared to $4.8 million in the third quarter of 2012 and $5.4 million in the second quarter of 2013.  The increases were primarily due to higher salary and benefit expenses resulting from an increase in the number of general and administrative personnel, and increased professional service expenses. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were $5.7 million in the third quarter of 2013, compared to $4.1 million in the third quarter of 2012 and $4.6 million in the second quarter of 2013.

Net Loss Attributable to AutoNavi Shareholders

Net loss attributable to AutoNavi shareholders was $6.7 million in the third quarter of 2013, compared to net income attributable to AutoNavi shareholders of $10.1 million in the third quarter of 2012 and $3.8 million in the second quarter of 2013. Diluted net loss per American depositary share (“ADS”) attributable to AutoNavi shareholders for the third quarter of 2013 was $0.10, as compared to diluted net income per ADS attributable to AutoNavi shareholders of $0.20 in the year-ago period, and $0.06 in the second quarter of 2013. One ADS represents four ordinary shares.

Non-GAAP net loss attributable to AutoNavi shareholders, which excludes share-based compensation expenses, was $4.4 million in the third quarter of 2013, as compared to net income attributable to AutoNavi shareholders of $12.8 million in the third quarter of 2012, and $6.2 million in the second quarter of 2013. Diluted non-GAAP net loss per ADS attributable to AutoNavi shareholders for the third quarter of 2013 was $0.07, compared to net income per ADS attributable to AutoNavi shareholders of $0.25 in the year-ago period, and $0.10 in the second quarter of 2013.

Cash and Term Deposits Balance

As of September 30, 2013, the Company had $511.1 million in cash, cash equivalents and term deposits.

Share Repurchase Program Update

AutoNavi announced a share repurchase plan on June 5, 2013, pursuant to which the Company is authorized, but not obligated, by its board of directors to repurchase up to 2.5 million of the Company’s ADSs within 12 months. As of November 18, 2013, the Company had repurchased a total of 596,116 ADSs, representing 2,384,464 ordinary shares, with a total consideration of approximately $7.2 million at a price range of $11.56 to $12.84 per ADS, including brokerage commissions.

Other Updates

On September 30, 2013 and October 12, 2013, the Company granted 5,851,800 non-vested ordinary shares and 7,281,300 options to employees. The total estimated share-based compensation of $36.2 million will be recognized as expenses over the vesting period of 4 years starting from the fourth quarter of 2013.

Conference Call Information

AutoNavi’s management will hold an earnings conference call at 8:00 a.m. Eastern Time on November 19, 2013 (9:00 p.m. Beijing/Hong Kong time on November 19, 2013).

The dial-in numbers and passcode for the conference call are as follows:

U.S. Toll Free:	+1-866-519-4004
International:	+65-6723-9381
Hong Kong:	+852-2475-0994
China, Domestic:	800-819-0121
United Kingdom:	+44-203-059-8139
Passcode: AutoNavi

A replay of the conference call may be accessed by phone at the following number until November 27, 2013:

U.S. Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Passcode:	94755381

Additionally, an archived web-cast of this call will be available on the Investor Relations section of AutoNavi’s website at http://ir.autonavi.com.

About AutoNavi Holdings Limited

AutoNavi Holdings Limited (Nasdaq: AMAP) is a leading provider of digital map content and navigation and location-based solutions in China. At the core of its business is a comprehensive nationwide digital map database that covers approximately 3.6 million kilometers of roadway and over 20 million points of interest across China. Through its digital map database and proprietary technology platform, AutoNavi provides comprehensive, integrated navigation and location-based solutions optimized for the Chinese market and users, including automotive navigation solutions, mobile location-based solutions and Internet location-based solutions, and public sector and enterprise applications. For more information on AutoNavi, please visit http://www.autonavi.com.

Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this press release, as well as AutoNavi’s strategic and operational plans, contain forward-looking statements. AutoNavi may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AutoNavi’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: AutoNavi’s ability to adequately maintain and update its digital map database and minimize errors in its solutions; its current reliance on the automotive navigation market and a small number of customers for a substantial portion of its revenues; the project-based nature of its public sector and enterprise applications business; its limited operating history in the mobile/Internet location-based solutions markets; compliance with a complex set of laws, rules and regulations governing its surveying and mapping and other businesses in China; competition in the navigation and location-based solutions businesses in China; and its ability to manage its growth effectively and efficiently. Further information regarding these and other risks is included in AutoNavi’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and AutoNavi undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement AutoNavi’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), AutoNavi uses in this press release the following non-GAAP financial measures: (1) Non-GAAP cost of revenues, (2) non-GAAP operating expenses, (3) non-GAAP R&D expenses, (4) non-GAAP selling and marketing expenses, (5) non-GAAP general and administrative expenses, (6) non-GAAP net income/loss attributable to AutoNavi shareholders, and (7) non-GAAP diluted net income/loss per ADS attributable to AutoNavi shareholders, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

AutoNavi believes that these non-GAAP financial measures facilitate investors’ and management’s comparisons to AutoNavi’s historical performance and assist management’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expenses are recurring expenses that will continue to exist in AutoNavi’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table has more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures to provide investors with context as to how the adjustments impact the GAAP amounts.

For investor and media inquiries please contact:

In China:

Investor Relations

AutoNavi Holdings Limited

Tel: +86-10-8410-7883

E-mail: ir@autonavi.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

E-mail: amap@ogilvy.com

In the U.S.:

Justin Knapp

Ogilvy Financial, New York

Tel: +1-616-551-9714

E-mail: amap@ogilvy.com

AUTONAVI HOLDINGS LIMITED

Consolidated Balance Sheet (unaudited)

(In thousands of U.S. dollars)

	September 30,	December 31,
	2013	2012

Assets
Current assets
Cash and cash equivalents	409,996	151,543
Restricted cash	118	835
Term deposits	101,144	64,686
Accounts receivable, net of allowance for doubtful accounts of $2,092 and $1,859 as of September 30, 2013 and December 31, 2012, respectively	40,261	45,985
Due from related parties, trading	645	4,749
Due from related parties, non-trading	443	3
Prepaid expense and other current assets	19,617	7,840
Deferred tax assets-current	1,561	1,838
Total current assets	573,785	277,479

Properties and equipment, net	48,893	47,120
Prepayment for acquisition of property	8,833	8,677
Equity method investments	3,730	4,164
Acquired intangible assets, net	3,830	5,004
Goodwill	8,996	8,837
Deferred tax assets-non-current	2,548	150
Other long term assets	269	373

TOTAL ASSETS	650,884	351,804

Liabilities
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $3,095 and $2,124 as of September 30, 2013 and December 31, 2012, respectively)	3,095	2,124
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $9,802 and $13,907 as of September 30, 2013 and December 31, 2012, respectively)	10,512	14,630
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $29,431 and $26,230 as of September 30, 2013 and December 31, 2012, respectively)	34,520	29,613
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $6,097 and $10,082 as of September 30, 2013 and December 31, 2012, respectively)	6,533	10,417
Derivative (including derivative of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited nil and nil as of September 30, 2013 and December 31, 2012, respectively)	748	—

Total current liabilities	55,408	56,784

Non-current liabilities
Deferred tax liability-non-current (including deferred tax liability of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $650 and $862 as of September 30, 2013 and December 31, 2012, respectively)	716	966

Total liabilities	56,124	57,750

Series A convertible redeemable preferred shares	188,453	—

Equity
Ordinary shares	23	19
Additional paid-in capital	294,142	189,373
Treasury stock	(28,446)	(29,164)
Statutory reserve	11,668	11,668
Retained earnings	98,551	95,715
Accumulated other comprehensive income	24,598	20,546

Total AutoNavi Holdings Limited shareholders’ equity	400,536	288,157
Noncontrolling interest	5,771	5,897

Total equity	406,307	294,054

TOTAL LIABILITIES AND EQUITY	650,884	351,804

AUTONAVI HOLDINGS LIMITED

Consolidated Statements of Comprehensive Income (unaudited)

(In thousands of U.S. dollars, except share and per share data)

	For the three months ended			For the nine months ended
	September 30,	September 30,	June 30,	September 30,	September 30,
	2013	2012	2013	2013	2012

Net revenues	37,663	40,220	38,195	110,172	116,085
Cost of revenues	(11,747)	(11,406)	(12,034)	(34,153)	(30,248)
Gross profit	25,916	28,814	26,161	76,019	85,837

Operating expenses:
Research and development	(16,859)	(9,251)	(12,322)	(39,733)	(25,504)
Selling and marketing	(14,858)	(5,920)	(8,496)	(29,176)	(17,846)
General and administrative	(6,510)	(4,842)	(5,362)	(16,288)	(14,874)
Total operating expenses	(38,227)	(20,013)	(26,180)	(85,197)	(58,224)
Government subsidies	75	1,742	19	96	2,514
Operating (loss)/income	(12,236)	10,543	0	(9,082)	30,127

Interest income	4,846	1,570	3,283	10,012	4,749
Foreign exchange gains	807	545	13	969	77
Other Income	307	47	33	387	141
(Loss)/income before income taxes and share of net loss of equity method investment	(6,276)	12,705	3,329	2,286	35,094
Income tax benefit/(expense)	132	(2,133)	1,058	2,010	(5,422)
Share of net loss of equity method investment	(245)	(29)	(130)	(635)	(530)
Net (loss)/income	(6,389)	10,543	4,257	3,661	29,142
Less: Net income attributable to noncontrolling interest	269	463	474	825	1,324
Net (loss)/income attributable to AutoNavi Holdings Limited shareholders	(6,658)	10,080	3,783	2,836	27,818
Less: Net (loss)/income attributable to AutoNavi Holdings Limited Series A preferred shareholder	(1,260)	—	424	319	—
Net (loss)/income attributable to AutoNavi Holdings Limited ordinary shareholders	(5,398)	10,080	3,359	2,517	27,818

Net (loss)/income per ordinary share

Basic	(0.03)	0.05	0.02	0.01	0.15
Diluted	(0.03)	0.05	0.02	0.01	0.14

Weighted average number of shares used in calculating net (loss)/income per ordinary share
Basic	215,860,040	191,292,003	202,028,830	201,443,719	191,765,831
Diluted	215,860,040	201,738,628	211,788,058	208,166,062	202,212,802

Other comprehensive income, net of tax
Foreign currency translation adjustment	651	2,286	2,807	4,164	471

Comprehensive (loss)/income	(5,738)	12,829	7,064	7,825	29,613
Less: comprehensive income attributable to noncontrolling interest	289	522	548	937	1,328
Comprehensive (loss)/income attributable to AutoNavi Holdings Limited shareholders	(6,027)	12,307	6,516	6,888	28,285

AUTONAVI HOLDINGS LIMITED

Reconciliation of non-GAAP measures to most directly comparable GAAP measures (unaudited)

(In thousands of U.S. dollars, except per ADS data)

	For the three months ended
	September 30,	September 30,	June 30,
	2013	2012	2013

Total operating expenses	38,227	20,013	26,180
Share-based compensation	(2,519)	(2,750)	(2,254)
Non-GAAP total operating expenses	35,708	17,263	23,926

Research and development expenses	16,859	9,251	12,322
Share-based compensation	(1,134)	(1,088)	(930)
Non-GAAP research and development expenses	15,725	8,163	11,392

Selling and marketing expenses	14,858	5,920	8,496
Share-based compensation	(563)	(877)	(585)
Non-GAAP selling and marketing expenses	14,295	5,043	7,911

General and administrative expenses	6,510	4,842	5,362
Share-based compensation	(822)	(785)	(739)
Non-GAAP general and administrative expenses	5,688	4,057	4,623

Operating (loss)/income	(12,236)	10,543	0
Share-based compensation	2,228	2,684	2,373
Non-GAAP operating (loss)/income	(10,008)	13,227	2,373

Net (loss)/income attributable to AutoNavi Holdings Limited shareholders	(6,658)	10,080	3,783
Share-based compensation	2,228	2,684	2,373
Non-GAAP net (loss)/income attributable to AutoNavi Holdings Limited shareholders	(4,430)	12,764	6,156

Net (loss)/income attributable to AutoNavi Holdings Limited ordinary shareholders	(5,398)	10,080	3,359
Share-based compensation	1,808	2,684	2,107
Non-GAAP net (loss)/income attributable to AutoNavi Holdings Limited ordinary shareholders	(3,590)	12,764	5,466

	For the three months ended September 30, 2013
	GAAP	Adjustments	Non-GAAP(a)
Diluted net loss per ADS attributable to AutoNavi Holdings Limited ordinary shareholders	(0.10)	0.03	(0.07)

(a) Non-GAAP diluted net loss per ADS attributable to AutoNavi Holdings Limited ordinary shareholders is computed by dividing non-GAAP net loss attributable to AutoNavi Holdings Limited ordinary shareholders by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted net loss per ordinary share attributable to AutoNavi Holdings Limited ordinary shareholders (after adjusting for the ADS to ordinary share ratio).